# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Antelope Enterprise Holdings Ltd., CIK 0001470683
CUSIP: G041JN122
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: UNIT 2905, 29/F, METROPLAZA TOWER 2, 223 HING FONG ROAD, KWAI CHUNG, NT, HONG KONG, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 09/24/2024
Amends the filing with accession number 0001213900-24-033538
Filed by CIK 0002019845
Persons authorized to receive notices and communications: Di Wu, Room 805, No.2 Jia xi Road, NanJing City, China (F4), 210012, 86 15651601166

## Reporting persons
- Seener Enterprise Limited (CIK 0002019845): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 3,026,305; shared voting power 0; sole dispositive power 3,026,305; shared dispositive power 0; aggregate amount beneficially owned 3,026,305 (9.8% of the class)
  Comment: Based on the prospectus filed by the Issuer on December 17, 2024, there were 31,013,740 Class A ordinary shares of the Issuer outstanding as of December 17, 2024. Does not include percent of the Issuer's total ordinary shares consisting of Class A and Class B ordinary shares. The Issuer has shares divided into both Class A and Class B ordinary shares. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to 20 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A ordinary share is entitled to one vote. Based on the prospectus filed by the Issuer on December 17, 2024, there were 2,305,497 Class B ordinary shares of the Issuer outstanding as of December 17, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, no par value
Name of issuer: Antelope Enterprise Holdings Ltd.
Address of issuer's principal executive offices: UNIT 2905, 29/F, METROPLAZA TOWER 2, 223 HING FONG ROAD, KWAI CHUNG, NT, HONG KONG, Hong Kong (K3), 00000
Comment: This Schedule 13D/A amends and restates in its entirety the statement on Schedule 13D (the "Original Schedule 13D") filed by the Reporting Person with the SEC on April 16, 2024.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: See Item 2(a) above.
Present principal occupation or employment: See Item 2(a) above.
Criminal convictions in the last five years: See Item 2(a) above.
Civil proceedings (securities laws) in the last five years: See Item 2(a) above.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On September 24, 2024, the Reporting Person purchased 2,070,423 Class A ordinary shares of the Issuer (the "Shares"), for $1,470,000 (or $0.71 per share) in a private placement. The source of the funds for payment of the purchase price was the Reporting Person's working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On September 19, 2024, the Reporting Person entered into a Securities Purchase Agreement for the purchase of the Shares and was issued the Shares on September 24, 2024 as described in the cover page and under Item 3.

The Reporting Person purchased the Shares for investment purposes.

Except as set forth in this Schedule 13D/A, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D/A. The Reporting Person reserves the right to, at any time and from time to time, review or reconsider its position and/or change the purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D/A are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D/A are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: Except the information set forth in this Schedule 13D/A, no transactions in any of the Class A ordinary shares of the Issuer have been effected by the Reporting Person during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D/A, to the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 and Item 4 of this Schedule 13D/A is incorporated by reference.

To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer's Report on Form 6-K filed on October 3, 2024).

## Signatures
- Seener Enterprise Limited: /s/ Di Wu, Di Wu, Director (12/31/2024)